

SEC 05043388 ISSION



RECEIVED
AUG 24 2005
213
PROCESSING
SECTION

VP 8-29-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2004 (MM/DD/YY) AND ENDING 6/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triumph Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue, 15 Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.T. Stautberg, Jr. (212) 850-2530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Ippoliti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

254 South Main Street, Suite 406,	New City,	NY	10956
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1/05

OATH OR AFFIRMATION

I, A.T. Stautberg, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triumph Securities Corporation , as of June 30 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

URSULA BAIDE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BA5003992
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOVEMBER 9, 2006

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULES

JUNE 30, 2005 & 2004

TRIUMPH SECURITIES CORPORATION

CONTENTS

KATZ

IPPOLITI & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

254 South Main Street
Suite 406
New City, New York 10956
Tel: (845) 634-5309
(888) 438-9838
Fax: (845) 634-5410

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triumph Securities Corporation

We have audited the accompanying statements of financial condition of Triumph Securities Corporation (a wholly owned subsidiary of Triumph Resources Corporation) as of June 30, 2005 and 2004 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Triumph Securities Corporation at June 30, 2005 and 2004 and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedure applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



New City, New York
August 12, 2005

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005 AND 2004

Assets

	2005	2004
Cash and cash equivalents	$ 67,333	$ 64,517
Investments	117,504	97,777
Due from parent company	81,391	107,041
Loans and exchanges	10,000	0
Deposits	5,000	5,000
Total Assets	$ 281,228	$ 274,335

Liabilities & Stockholder's Equity

	2005	2004
Liabilities:		
Accrued Expenses	$ 8,040	$ 6,692
Total Liabilities	8,040	6,692
Stockholder's Equity:		
Common stock, par value $1.00 Authorized 20,000,000 shares; issued and outstanding 100 shares	100	100
Additional paid-in capital	175,180	175,180
Retained Earnings	41,481	62,662
Accumulated Other Comprehensive Income	56,427	29,701
Total Stockholder's Equity	273,188	267,643
Total Liabilities and Stockholder's Equity	$ 281,228	$ 274,335

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
Revenues:		
Transaction Related Income	$ 11,942	$ 19,033
Gain on Sale of Securities	14,052	12,889
Interest & other income	692	219
Total Revenues	26,686	32,141
Expenses:		
Registration fees	2,535	3,362
General & administrative expenses	18,597	12,636
Professional fees	25,505	15,450
Miscellaneous expenses	686	797
Total Expenses	47,323	32,245
Loss before provision for income taxes	(20,637)	(104)
Provision for income taxes	544	540
Net Loss	(21,181)	(644)
Other comprehensive income:		
Unrealized gain on investments	26,726	71,671
Comprehensive Income	$ 5,545	$ 71,027

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION

(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2003	$ 100	$ 175,180	$ 63,306	$ (41,970)	$ 196,616
Net Loss			(644)		(644)
Unrealized gains from investments available-for-sale				71,671	71,671
Balance at June 30, 2004	100	175,180	62,662	29,701	267,643
Net Loss			(21,181)		(21,181)
Unrealized gains from investments available-for-sale				26,726	26,726
Balance at June 30, 2005	$ 100	$ 175,180	$ 41,481	$ 56,427	$ 273,188

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
Cash flows from operating activities		
Net Loss	$ (21,181)	$ (644)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain from sale of securities	(14,052)	(12,889)
Securities received for services	0	(2,226)
Changes in assets and liabilities:		
Decrease in due from parent company	7,109	0
Increase in loans & exchanges	(10,000)	
Increase in accrued expenses	1,348	389
Net cash used in operating activities	(36,776)	(15,370)
Cash flows from investing activities		
Proceeds from sale of securities	39,592	19,891
Net cash from investing activities	39,592	19,891
Net increase in cash and cash equivalents	2,816	4,521
Cash and cash equivalents beginning of year	64,517	59,996
Cash and cash equivalents at end of year	$ 67,333	$ 64,517

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Triumph Securities Corporation (the Company) is a registered broker dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated on May 20, 1981 to sell and distribute units in oil and gas limited partnerships, of which Triumph Resources Corporation, the Company's parent, is the general partner.

(b) Merger

On November 21, 1986, the parent company was involved in an acquisition by Prometheus, Inc. The transaction was treated as a reverse purchase acquisition, whereby stockholders of Triumph Resources Corporation received 90% of the common stock of the new parent company, Triumph Oil and Gas Corporation (Triumph) and stockholders of Prometheus, Inc. received 10% of Triumph. Triumph Securities Corporation remained a wholly owned subsidiary of Triumph Resources Corporation.

(c) Business Activity

During the fiscal year ended June 30, 2005 and 2004, the Company's business activity included the provision of financial advisory services and assistance in private placement financings.

(d) Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting where revenues are recognized when earned and expenses when incurred. This basis of accounting conforms to generally accepted accounting principles.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(f) Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

(g) Accounts Receivable

The Company utilizes the direct write-off method to account for bad debt expense. Recoveries of items previously charged off are recognized as income when received. Generally accepted accounting principles require the reserve method to be used to account for bad debts; however, the use of the method described above does not result in a material difference between that and the reserve method. There was no bad debt expense for the years ended June 30, 2005 and 2004.

(h) Investments

The Company's securities are classified as available-for-sale and, as such, are carried at fair value. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. The Company does not currently have any held-to-maturity or trading securities.

Unrealized holding gains and losses for available-for-sale securities are excluded from net income and reported as a separate component of stockholder's equity. Realized gains and losses for securities classified as available-for-sale are reported in earnings based upon the adjusted cost of the specific security sold.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had capital of $143,792, which was $138,792 in excess of its required capital of $5,000. Pursuant to SEC Rule 15C3-3, the Company is k(2)(i) exempt. The Company does not hold or maintain customer funds or securities.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

During 2005 the Parent allocated rent and utility costs for shared office space to the Company in the amount of $7,111. In addition, to pay down the intercompany account, equity securities with a fair value of $18,541 were transferred from the Parent to the Company's investment account. In 2004 there were no expenses paid to or by the Parent or intercompany allocation.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION (continued)

JUNE 30, 2005 AND 2004

NOTE 4 - INVESTMENTS

An analysis of the Company's investments and their fair value as of June 30, 2005 and 2004 are as follows:

2005

Type of Investment	Cost	Unrealized gains	Fair Value
Common Stock & warrants	$61,077	$56,427	$117,500

2004

Type of Investment	Cost	Unrealized gains	Fair Value
Common Stock & warrants	$ 68,076	$29,701	$ 97,777

NOTE 5 - INCOME TAXES

The Company is included in the consolidated federal tax return of the parent company. State and local taxes are provided based upon separate return filings.

Federal income taxes were not provided during the Company's fiscal year ending June 30, 2005 and 2004 since the consolidated group had a net operating loss for both years.

A provision for state and local income taxes in the amount of $544 and $540 was established for fiscal years ending June 30, 2005 and June 30, 2004, respectively.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1

JUNE 30, 2005 AND 2004

	2005	2004
Total ownership equity per Focus Report at June 30, 2005 and 2004	$ 273,188	$ 267,643
Nonallowable assets:		
Loans & exchanges	10,000	
Deposits	5,000	5,000
Due from parent company	81,391	107,041
Net capital before haircuts on securities positions	176,797	155,602
Haircuts on securities positions	33,005	27,346
Net Capital	143,792	128,256
Minimum net capital requirement	5,000	5,000
Excess net capital	$ 138,792	$ 123,256
AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 8,040	$ 6,692
Total Aggregate Indebtedness	$ 8,040	$ 6,692

No material differences exist between the above computations of Net Capital and that filed with the Company's unaudited June 30, 2005 and 2004 FOCUS reports. The Company does not hold or maintain customer funds or securities. Pursuant to SEC Rule 15C3-3, the Company is k(2)(i) exempt.

See accompanying notes and auditors' report.

KATZ

IPPOLITI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

254 South Main Street
Suite 406
New City, New York 10956
Tel: (845) 634-5309
(888) 438-9838
Fax: (845) 634-5410

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Triumph Securities Corporation

We have examined the financial statements of Triumph Securities Corporation (the "Company") for the year ended June 30, 2005 and have issued our report thereon dated August 12, 2005. As part of our examination, we have reviewed and tested the system of internal accounting control for the year ended June 30, 2005 including the accounting system and practices and procedures established for making periodic computations of aggregate debits and net capital and for determining deposit requirements, if any, in a special reserve bank account for customers. We did not review the practices and procedures followed by the Company (i) in obtaining and maintaining physical possession or control of fully paid securities of customers, (ii) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or (iii) in complying with the requirements of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not handle cash or perform custodial functions relating to customer securities transactions.

Our review and tests of the system of internal accounting control were of the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing our opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concepts of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our review and tests of the system of internal accounting control were made for the purpose set forth in the second paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review. Accordingly, we do not express an opinion on the system of internal accounting control of Triumph Securities Corporation taken as a whole. However, our review and tests disclosed no conditions which we believe to be material weaknesses.



KATZ, IPPOLITI & CO., P.C.

New City, New York
August 12, 2005